Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Statement on Coronavirus

March 6, 2020, Mumbai: Tata Motors Group is continuously monitoring the evolving coronavirus situation closely and responding appropriately in accordance with relevant government requirements and advice in China and other jurisdictions it operates.

Our first priority has been the health and safety of our employees.  Shanghai-based JLR China & Chery Jaguar Land Rover staff have been working from home since the end of the lunar holiday and the offices and JV plant reopened in the week of the 24th February.  Production will be ramped up as the number of employees returning to work and demand increases.

Demand:

Jaguar Land Rover sales in China grew on average about 25% year on year for the 6 months from July through December 2019 and we continued to see strong growth for the first 3 weeks of January. The coronavirus has significantly impacted China sales with February retails down around 85% vs the prior year.  In the first half of the month about 20% of dealers were open which has since improved to now over 80% although most are still operating with reduced staffing and facilities.  Jaguar Land Rover expects this to improve over the course of March, however, retail sales are expected to recover more gradually.  The spread of the virus to other markets such as South Korea, Japan, and Italy will also impact sales in those markets.

Supply Chain:

Suppliers in China are resuming operations but remain below full capacity.

For Tata Motors domestic, the transition out of BSIV is almost complete. However, materials management to support the ramp up of BSVI has become a daily affair and we are seeing improved availability position as vendors come on stream in China. With some flexibility in mix (models, trim levels) current visibility protects production volumes up to mid-March. The further planning horizon contains some uncertainties which are expected to be mitigated to a large extent; situation could lead to limited volume losses in Q4. This is however, expected to be recovered as market demand is likely to improve gradually upon transition to BSVI. The timeline for a complete rebalancing of supply and demand is dependent on the further developments in the coming 4-6 weeks. Domestic business is positive to overcome the current challenge with a limited impact on its overall FY21 performance.

Jaguar Land Rover’s supply chain is primarily based in Europe and the UK, with a relatively small percentage of direct parts from China.  Over 95% of its Tier 1 and Tier 2 suppliers in China are now open but at reduced capacity and Jaguar Land Rover is engaged with its suppliers on the status of their sub-tier suppliers in China.  Jaguar Land Rover has visibility of availability of most parts out 2 weeks or more and has managed to avoid potential parts shortages by working closely with its suppliers and with some increased use of air freight. In the event of specific parts shortages, Jaguar Land Rover would ordinarily be able to still build cars and retrofit missing parts when available, however, we cannot rule out the risk that a shortage of a critical component could impact production at some point.  The spread of the virus to South Korea, Japan, and Northern Italy is creating similar issues which we are managing in the same way.

Financial Impact:

Recognizing the present situation is highly uncertain and could change, the reduction in China sales resulting from the coronavirus presently is estimated to reduce Jaguar Land Rover’s full year EBIT margin by about 1%, however, free cashflow in Q4 is still expected to be modestly positive and JLR ha £5.8 billion of total liquidity at December 2019 (£3.9b of cash and a £1.9b undrawn revolving credit facility).

For Tata Motors domestic business, Q4 performance was already planned to be significantly impacted due to the switchover from BSIV to BSVI and the shortage of parts is likely to have some additional impact on specific BS VI models which is expected to be secured in the coming months. Tata Motors expects to end the quarter with positive free cash flow.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.